140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
January 14, 2014 Via Edgar Securities and Exchange Commission Division of Corporation Finance 100 F Street Washington, D.C. 20549 Attn: Ms. Cecilia Blye and Mr. Daniel Leslie	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	US Airways Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 20, 2013
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 16, 2013
File No. 1-08444

Ladies and Gentlemen:

On behalf of our client, US Airways Group, Inc. (“US Airways”), I am writing to confirm receipt by US Airways of a comment letter from the staff of the Division of Corporation Finance dated December 31, 2013. The comment letter initially requested the response of US Airways within ten business days (January 15, 2014). The purpose of this letter is to confirm my conversation of yesterday with Mr. Leslie, in which I requested an additional ten business days for US Airways to submit its response (January 30, 2014).

Should you have any questions regarding this matter, please contact me (tony.richmond@lw.com or (650) 463-2643) or Michael Carreon of US Airways (michael.carreon@usairways.com or (480) 693-2247).

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	Mr. Michael Carreon, US Airways
Ms. Mary Beth Macdonald, US Airways